Interbrew

THE WORLD'S LOCAL BREWER

04 MAR -2 AM 7:21

04010175

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 26 February 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

dlw 3/2

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

PRESS RELEASE

Interbrew and Carlton & United Breweries signed distribution agreement for Leffe® and Hoegaarden®, in Australia

Brussels, 26 February 2004

Interbrew, *The World's Local Brewer©* - and Carlton & United Breweries (CUB), have signed a distribution agreement which gives CUB the right to import, distribute and market Interbrew's global specialty premium brands - Leffe® and Hoegaarden® - until 2012.

The distribution agreement follows the success CUB has had with Interbrew's premium portfolio of Belgian beer brands for several years. It reaffirms the commitment the two companies made to each other in 2002, when they signed a ten-year license contract giving CUB the right to brew, distribute and market Stella Artois®, one of Interbrew's global premium brands and one of the fastest growing premium beers in the Australian market.

Australian beer drinkers' consumption habits are changing – they are becoming more experimental, seeking out new experiences and taste profiles which fall outside the traditional Australian mainstream beer territory.

As a result, the Australian premium beer market is growing at around 12% per year, outperforming the total beer market by seven percentage points*. CUB's share of the Australian premium beer market is 55.3%*.

Belgian beers, in particular, have enjoyed a massive surge in popularity over the past few years. Interbrew's specialty brands like Hoegaarden®, the white beer, and the Leffe® range of Abbey beers have grown more than 80% and 70% per year respectively** in the past year alone.

Interbrew — THE WORLD'S LOCAL BREWER®

Carlton & United — BUILDING GREAT AUSTRALIAN BRANDS

"*The growth of our Belgian beer portfolio is outstanding,*" said Trevor O'Hoy, Managing Director, CUB. "*We are delighted to have taken our relationship with Interbrew to another level by formalising our commitment to several of Interbrew's premium brands. We are committed to the expansion of the premium segment in Australia and have no doubt that the exceptional performance of Stella Artois®, Hoegaarden® and Leffe® will continue as Australian consumers' demand for specialty beers increases.*"

"*Interbrew is very pleased to further develop its premium portfolio in Australia together with its long-term partner CUB, the largest Australian brewer,*" said Tony Desmet, Senior Vice President Global Export - Licenses.

Central to the success of Stella Artois®, Hoegaarden® and Leffe® is the Belgian Beer Café® concept, developed by Interbrew in 1985 as a shopfront for its range of specialty Belgian beers. Interbrew and CUB worked together to bring the concept to Australia where there are now six Belgian Beer Cafes® up and running, and two more in the pipeline for 2004. Each outlet showcases the draught beer pouring ritual developed in Belgium in the 18th Century when beer was first poured into glass.

The ritual is crucial to establishing the theatre and quality associated with the Belgian Beer Café® experience. Australia has embraced Belgium's high standards and traditions to such a degree that the 2003 World Draught Master Championship was awarded to Kerrie-Ann Watts of the Oostende Belgian Beer Café® in Adelaide, despite strong competition from elite bar staff from 20 countries around the world.

The World Draught Master title is an accolade of which CUB and Interbrew are extremely proud because it demonstrates that when it comes to finding the world's best Belgian Beer experience, you'll find it in Australia.

*Source: AC Nielsen MAT
** Source: CUB data; Dec 02 – Dec 03 MAT

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

<u>Contact information</u>

Interbrew
Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

CUB
Jacqui Moore
Manager, Brands Public Relations
Tel: +613 9633 2137
Fax: +613 9633 2812
E-mail: jacqui.moore@fostersgroup.com